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UNITED STATES
~~ITIES~~ AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3 9 2002

180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

~~8A-03540~~

8-46666
~~v~~ 12/31/0~~

REPORT FOR THE PERIOD BEGINNING __10/1/01__ AND ENDING __09/30/02__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stocking Investment Advisors Inc.

DBA: Stocking Securities Corp.

Official Use Only

Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Ottawa NW Suite 309 M
(No. and Street)

Grand Rapids	Michigan	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dirk Racette   (616) 235-2442
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

3230 Eagle Park Dr. NE Suite 201	Grand Rapids	MI	49525
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I David C. Stocking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Stocking Securities Corp., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__NONE_____

_____

_____
Signature

_____PRESIDENT_____
Title

_____
Notary Public KENT Co. MI
EXP 1/18/03

This report** contains (check all applicable boxes):

[X]	(a)	Facing page.
[X]	(b)	Statement of Financial Condition.
[X]	(c)	Statement of Earnings.
[X]	(d)	Statement of Cash Flows.
[X]	(e)	Statement of Shareholders' Equity.
[ ]	(f)	Statement of Changes in Liabilities Subordinated to Claims to Creditors.
[X]	(g)	Computation of Net Capital.
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report.
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[X]	(o)	Independent Auditors' Report on Internal Accounting Control.
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

STOCKING SECURITIES CORP.

TABLE OF CONTENTS

REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP   An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

October 23, 2002

Board of Directors
Stocking Securities Corp.
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Stocking Securities Corp. as of September 30, 2002, and the related statements of income, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stocking Securities Corp. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

-1-

STOCKING SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

Assets

Cash and cash equivalents	$	8,897
Commissions receivable from brokers and dealers		2,133
Note receivable - related company		88,000
Total assets	**$**	**99,030**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Income taxes payable	$	1,500

Shareholder's equity

Common stock - authorized 50,000 shares, no par value, issued and outstanding 7,500 shares	7,500
Additional paid in capital	8,750
Retained earnings	81,280
Total shareholder's equity	**97,530**

Total liabilities and shareholder's equity	**$**	**99,030**

The accompanying notes are an integral part of these financial statements.

STOCKING SECURITIES CORP.

STATEMENT OF INCOME

YEAR ENDED SEPTEMBER 30, 2002

Revenues	
Commissions	$ 28,093
Interest	4,696
Total revenues	**32,789**
Expenses	
Management fees	15,600
Regulatory fees	2,822
Legal and professional	3,530
Other operating expenses	1,267
Total expenses	**23,219**
Income before income taxes	**9,570**
Income taxes	1,500
Net income	**$ 8,070**

The accompanying notes are an integral part of these financial statements.

STOCKING SECURITIES CORP.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED SEPTEMBER 30, 2002

| | Common Stock | | Additional Paid-in | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balances, October 1, 2001	7,500	$ 7,500	$ 8,750	$ 73,210	$ 89,460
Net income	-	-	-	8,070	8,070
Balances, September 30, 2002	7,500	$ 7,500	$ 8,750	$ 81,280	$ 97,530

The accompanying notes are an integral part of these financial statements.

STOCKING SECURITIES CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities	
Net income	$ 8,070
Changes in operating assets and liabilities which provided cash:	
Commissions receivable from brokers and dealers	456
Income taxes payable	1,500
Net cash provided by operating activities	**10,026**
Cash used in investing activities	
Advances to related company	(13,000)
Net decrease in cash and cash equivalents	**(2,974)**
Cash and cash equivalents, October 1, 2001	11,871
Cash and cash equivalents, September 30, 2002	**$ 8,897**
Supplemental cash flows information	
Income taxes paid	$ 442

The accompanying notes are an integral part of these financial statements.

STOCKING SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

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1. **SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES**

   Organization, Operation and Concentration of Credit Risk

   Stocking Securities Corp. (the "Company") principal business activity is the selling of mutual funds to individuals and corporations primarily located in the State of Michigan. The Company is registered with the Securities and Exchange Commission and the National Association of Securities Dealers ("NASD"). The transactions are done on an introductory basis and customer accounts are not carried by the Company. Ongoing credit evaluations of customers' financial condition are conducted and, generally, no collateral is required to support commissions receivable. Management of the Company has not considered it necessary to maintain a reserve for credit losses, and such losses, in the aggregate, have not exceeded management's expectations.

   Securities Transactions

   Mutual fund transactions (and related commission revenue and expense) are recorded on a trade date basis.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of demand deposits in banks and cash on hand.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

2. **NET CAPITAL REQUIREMENT**

   Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2002, the Company had a net capital requirement and net capital of $5,000 and $7,701, respectively. The Company's ratio of aggregate indebtedness to net capital was .19 to 1. The maximum permissible ratio is 15 to 1.

STOCKING SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

3. **RELATED PARTY TRANSACTIONS**

Stokes & Stocking, Inc. is a corporation related through common ownership and management control that provides management services to the Company in exchange for a management fee determined on a month-to-month basis. Management fees were $15,600 for the year ended September 30, 2002.

The note receivable is the result of cash advances to the same related company and is unsecured with interest at 7.75%. Monthly interest only payments are due through December 31, 2003. Principal and interest payments are due to begin in January 2004 and continue through final payment no later than December 2007. Interest income related to this note was $4,696 for the year ended September 30, 2002.

4. **INCOME TAXES**

The provision for income taxes consists entirely of amounts due currently.

* * * * * *

SUPPLEMENTARY SCHEDULE

STOCKING SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF SEPTEMBER 30, 2002

Net capital	
Total shareholder's equity	$ 97,530
Deductions and/or charges	
A. Non-allowable assets	
Note receivable - related company	88,000
Commissions receivable	1,829
	89,829
Net capital	$ 7,701

STOCKING SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AS OF SEPTEMBER 30, 2002

Aggregate indebtedness
Items included in statement of financial condition $ 1,500

Total aggregate indebtedness $ 1,500

Computation of Basic Net Capital Requirement

Minimum net capital required $ 5,000

Excess net capital $ 2,701

Excess net capital at 1500% $ 7,601

Excess net capital at 1000% $ 7,551

Ratio: Aggregate indebtedness to net capital .19 to 1

There was no material difference between the audited and unaudited computation of net capital.

INDEPENDENT AUDITORS' REPORT ON

INTERNAL ACCOUNTING CONTROL REQUIRED

BY SEC RULE 17a-5

REHMANN ROBSON

Certified Public Accountants

A member of THE REHMANN GROUP   An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

October 23, 2002

Board of Directors
Stocking Securities Corp.
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Stocking Securities Corp. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-10-

INDEPENDENT AUDITORS' REPORT ON INTERNAL
ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.